BLUE APRON HOLDINGS, INC.

28 Liberty Street

New York, NY 10005

July 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                       Blue Apron Holdings, Inc.

Registration Statement on Form S-3

File No. 333-237889

Request for Acceleration

Ladies and Gentlemen:

Reference is made to that certain letter filed by Blue Apron Holdings, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on July 16, 2020 requesting acceleration of the effective date of the Registrant’s Registration Statement on Form S-3 (File No. 333-237889) (the “Registration Statement”), so that it might become effective at 4:00 p.m. Eastern time on July 20, 2020, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Acceleration Request”).

The Registrant hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the Registration Statement effective until such time as the Registrant shall submit a new request to accelerate the Registration Statement pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

Very truly yours,

BLUE APRON HOLDINGS, INC.

By:	/s/ Meredith L. Deutsch
Name:	Meredith L. Deutsch
Title:	General Counsel and Corporate Secretary

cc:          David A. Westenberg

              Wilmer Cutler Pickering Hale and Dorr LLP